EXHIBIT 21.1

FREESCALE SEMICONDUCTOR, INC.

SIGNIFICANT SUBSIDIARY LIST

DECEMBER 31, 2007

Name	State/Country of Incorporation
Freescale Halbleiter Deutschland GmbH	Germany
Freescale Semiconductor Hong Kong Limited	Hong Kong
Freescale Semiconductor Singapore Pte. Ltd.	Singapore